DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com

May 11, 2010	OUR FILE NO. 366415-10
VIA EDGAR AND OVERNIGHT DELIVERY
Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	MagnaChip Semiconductor LLC Registration Statement on Form S-1 Filed March 15, 2010 File No. 333-165467
Dear Mr. Buchmiller:
This letter is submitted on behalf of MagnaChip Semiconductor LLC (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 filed March 15, 2010 under Registration No. 333-165467 (the “Registration Statement”), as set forth in your letter to Mr. John McFarland dated May 4, 2010. The Company is filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Staff’s comments. For reference purposes, the text of your letter dated May 4, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 2 that have been revised in response to the comment.
In its review of Amendment No. 2, the Company would like to bring to the Staff’s attention a change reflected in Amendment No. 2 regarding the Company’s discussion of currency rate fluctuations. As the Staff will have noted, in Amendment No. 1 to the Registration Statement, the Company included additional information in its comparative discussion of results of operations which was designed to provide investors with a greater understanding of the impact of U.S. dollar/Korean won currency fluctuations for the periods presented. After further study, the Company has been able to refine its analysis. As discussed on pages 65-66 of the prospectus, the Company has now computed the foreign currency impact on net sales on a transaction by transaction basis. For costs, a transaction by transaction analysis would be impracticable, but the Company is able to trace the applicable currency for each expense and as a result has been able to apply a similar comparative analysis to its expenses paid in Korean won by category and period. The Company believes that this refinement to its approach is an improvement from the prior approach. The Staff will note that although the refined approach results in changes in the reported impact of foreign currency changes on different line items, the changes vary such that in some cases the foreign currency impact is larger than previously reported and in other cases less than previously reported.
1.	While we do not necessarily agree or disagree with your analysis in response to prior comment 2, we do not object to your registration of the offering of the depositary shares at this time. Please note that we may have further comments on this issue once we have reviewed the Deposit Agreement.

May 11, 2010
Page Two
Response: The Company notes the Staff’s comment and advises the Staff that the Deposit Agreement has been filed with Amendment No. 2 as Exhibit 4.2.

2.	While we do not necessarily agree or disagree with your analysis in response to prior comment 3, we do not have any further comments on the issues raised by that comment at this time.

Response: The Company notes the Staff’s comment.
Prospectus Cover Page
3.	We note your response to prior comment 6. Please expand to clarify when each of the securities you mention will be quoted. For example, disclose, if true, that the depositary shares will be quoted only until they are cancelled and that the common stock will not be quoted until the depositary shares are cancelled.

Response: The prospectus cover page has been revised to clarify that upon the cancellation of the depositary shares, the listing of the depositary shares will end and the listing of the common stock will begin. Similar changes have been made under the headings “The Offering” on page 7 and “Underwriting” on page 161.
Overview, page 1
4.	Please expand your response to prior comment 11 to clarify how the factors you cite are “objective” such that it is appropriate to identify the customers you mention in your summary.

Response: The Company notes the Staff’s comment and has deleted the specific references to the three customers throughout the prospectus.
Corporate Information, page 5
5.	Please expand your revisions added in response to prior comment 18 to clarify what is meant by your disclosure that Avenue and its affiliates “specialize in distressed and undervalued securities.”

Response: The prospectus has been revised under the heading “Corporate Information” on page 6 to state that Avenue specializes in investing in high yield debt, debt of insolvent or financially distressed companies and equity of companies undergoing financial or operational turnarounds or reorganizations.

6.	Please refer to our prior comment 17. We see from your response that you intend to present pro forma information at the time the estimated price range is provided in the prospectus. Please tell us how you plan to revise the pro forma information currently presented on page F-4. We will review your revised pro forma information and disclosures when provided and may have further comment.

May 11, 2010
Page Three
Response: As noted in the Company’s prior response letter, the Company will present the retrospective effect of the capital structure change in connection with the corporate conversion at the time it includes the estimated price range in the prospectus, at which point the conversion ratio will be determined. Upon the corporate conversion, outstanding common units of MagnaChip Semiconductor LLC will be converted into shares of common stock of MagnaChip Semiconductor Corporation (the “Corporation”) at the determined conversion ratio. When converted, the carrying amount of common units will be classified as stockholders’ equity at the par value of the common stock with the difference between the carrying amount of the common units and the par value of the common stock being classified as additional paid-in capital of the Corporation. These effects will be retrospectively applied in the balance sheets as of December 31, 2009 and March 31, 2010 presented in the prospectus.
Risk Factors, page 17
7.	We will evaluate your response to prior comment 19 after you complete the blanks in your document, including the blanks on page 125.

Response: The Company notes the Staff’s comment.
If our Korean subsidiary ..., page 27
8.	We note your revisions added in response to prior comment 23. Please expand to clarify the nature of the “costly compliance” measures you mention and how those measures “could” adversely affect your business. For example, you refer to reducing energy consumption; does that mean you will be required to reduce your operations or change your manufacturing processes?

Response: The Company advises the Staff that the Korean government’s Enforcement Decree to the Framework Act on Low Carbon Green Growth (the “Enforcement Decree”) requires designated corporations to submit by March 31, 2011 a disclosure statement that includes the Company’s greenhouse gas emission records and energy consumption records from 2007 through 2010. Designated corporations must then work with the Korean government during the year 2011 to set reduction targets and draft a reduction target implementation plan by December 31, 2011. There are currently no set emission or consumption limitations under the Enforcement Decree, so the remediation requirements will solely be set through this collaborative and iterative process with Korean governmental authorities. The prospectus has been revised under the heading “Risk Factors” on page 26 to add additional disclosure regarding the reduction target setting process.
Our level of indebtedness ..., page 29
9.	Please expand the third bullet point to clarify the amount of your borrowings that are at a variable rate of interest. Also tell us why those variable-rate borrowings do not appear to be discussed in your disclosure on pages 79 and 141.

May 11, 2010
Page Four
Response: The prospectus has been revised under the heading “Our level of indebtedness...” on page 28 to delete the reference to variable rate borrowings as the Company’s senior notes are fixed rate.
Dilution, page 38
10.	We see that your pro forma net tangible book value per share gives effect to the offering. Please tell us and revise the disclosures in this section to clearly indicate how you plan to reflect the impact of the distribution in your determination of dilution per share to new investors.

Response: The Company notes the Staff’s comment and has revised the prospectus under the heading “Dilution” on page 37 to reflect the impact of the distribution on dilution per share to new investors.
Management’s Discussion and Analysis ..., page 55
Overview, page 55
11.	Please disclose the substance of your response to prior comment 32.

Response: The prospectus has been revised under the heading “Overview” on page 58 to add the substance of the Company’s response to prior comment 32.
Recent Changes to Our Business, page 57
12.	We note your revisions in response to prior comment 34. Please clarify how the actions you mention “reduced [y]our costs and improved our margins,” given that your disclosure on pages 68 and 69 indicates that your cost and margin improvements relate to factors other than those you mention here.

Response: The Company respectfully submits that the actions taken by the Company which are described on page 59 had very broad impact and do not directly tie to the period to period comparison discussions. For example, the period to period comparison does not reflect the impact on the Company’s costs and margins resulting from the closure of the Imaging Solutions segment as it is reported in discontinued operations. Similarly, the incremental impacts of other actions taken to improve operational efficiency and focus on more profitable customers that have resulted in reduced costs and improved margins as compared to what they would have been absent such actions are not specifically quantifiable.

13.	Please clarify that your recent debt offering, which quadrupled your outstanding indebtedness, will have the effect of increasing your interest expenses in future periods. Quantify this known trend to the extent practicable and discuss any known trends that your increased interest expenses will have on your net income/losses.

Response: The prospectus has been revised under the heading “Recent Changes to Our Business”

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on page 60 to quantify the interest expense associated with the Company’s senior notes offering.
Liquidity and Capital Resources, page 76
14.	Please clarify here, under your new risk factor which begins on page 29 and on page 142 under “Covenants,” if true, that your current ratings on your debt are below investment grade. Also, it appears that your debt was already rated below investment grade prior to your recent offering in April 2010. Since that offering had the effect of quadrupling your outstanding indebtedness, please include any known trends in your credit ratings.

Response: The prospectus has been revised under the headings “Our level of indebtedness is substantial...” on page 29, “Liquidity and Capital Resources” on page 84 and “Covenants” on page 153 to clarify that the Company’s outstanding indebtedness is currently rated below investment grade. The Company also advises the Staff that the credit rating for our senior notes was a new credit rating determined in anticipation of the terms of the note offering. As a result, the Company is unaware of any trend that might impact its credit rating.
Contractual Obligations, page 78
15.	We note your response to prior comment 41. Please revise this section to clarify how the table in your disclosure has changed as a result of the notes offering you mention. Also revise your discussion on page 76 to clarify the operational purpose of that offering. It is unclear from your disclosure why you replaced your prior debt with the notes, particularly since a primary purpose of that note offering was to provide a distribution to your unit holders and that a significant portion of the proceeds were received from your largest unit holder.

Response: The prospectus has been revised under the heading “Contractual Obligations” on page 87 to provide additional information regarding the impact of the senior notes offering and to provide additional information regarding the use of proceeds from the senior notes offering. The prospectus has also been revised under the heading “Liquidity and Capital Resources” on page 84 to clarify the principal purpose of the senior notes offering.
Large Display Solutions, page 90
16.	It remains unclear from your revisions added in response to prior comment 45 how you reduce die sizes in your mobile display solutions without moving to smaller geometry processes. Therefore, we reissue the portion of prior comment 45 which requested such disclosure.

Response: The prospectus has been revised under the paragraph heading “Mobile Display Solutions” on page 100 to add disclosure regarding reduction of die size for the Company’s mobile display solutions.
Customers, page 97
17.	Regarding your response to prior comment 50:

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•	It remains unclear from your disclosure whether the information you present regarding sales to LG Display is on a consolidated basis or for a single segment. Please revise, and ensure that your disclosure includes the identity of each customer who accounts for more than 10% of the sales for each segment and whose loss would materially impact your business;
Response: The prospectus has been revised under the heading “Customers” on page 106 to clarify that the LG Display sales are from the Company’s Display Solutions segment. The Company supplementally advises the Staff that the Company believes that there are no other customers who account for more than 10% of the sales of any of the Company’s segments and the loss of which would materially impact the Company’s business.
•	If you continue to highlight your relationships with “leading innovators” like Samsung and Sharp, as you do on page 86, and that Samsung and Sharp account for a substantial portion of your revenues, as you indicate on page 84, then please tell us how you concluded that investors can assess the relative significance of those customers without disclosure of the specific percentage of sales attributable to those customers; and
Response: As discussed in the Company’s response to comment 4 above, the prospectus has been revised to delete the references to these specific customers.
•	Please clarify how the relationships you mention “were... adversely impacted” by your reorganization proceedings.
Response: The prospectus has been revised under the heading “Customers” on page 106 to clarify that the Company lost the opportunity to compete for design wins from some customers during the pendency of its reorganization proceedings.
Directors and Executive Officers, page 99
18.	We note your response to prior comment 54. Refer to the last sentence of the disclosure regarding the business experience of each of Messrs. Elkins, Klein and Tan and revise to clarify, as appropriate, how those directors “have gained significant knowledge with respect to the management of companies through their investment in, and ownership of, numerous companies in multiple industries” and the experience they gained in “advising companies undergoing financial turnarounds,” including the specific companies. Also revise to clarify which of the directors you note has “substantial long-term experience investing in multi-national semiconductor manufacturing companies” and how that investment experience relates to the significant knowledge with respect to the management of companies.

May 11, 2010
Page Seven
Response: Although the Company believes that the nature of Avenue’s investment style provides it with relevant knowledge relating to the management of companies, because of the subjective nature of that belief, the prospectus has been revised under the heading “Directors and Executive Officers” starting on page 110 to refer only to each of the directors investment management experience and to refer to Mr. Elkins’ experience with respect to investment in semiconductor companies.

19.	We note your revisions on page 100 in response to prior comment 55; however, the nature of Mr. Elkins’ management experience continues to be unclear. For example, do you mean he has 15 years of portfolio management experience? Also, please tell us, with a view toward disclosure, the nature of the portfolio companies for whom Mr. Elkins served and serves as a director. For example, are these public companies?

Response: The prospectus has been revised as discussed in the response to comment 18, including a reference to the other boards that Mr. Elkins currently serves on, both of which are private companies.
Board Composition, page 102
20.	We note your revisions added in response to prior comment 57. Please expand to disclose how not having a majority of your board be “independent” satisfies the exchange rules mentioned in your document.

Response: The prospectus has been revised under the heading “Board Composition” on page 112 to clarify that the Company is relying on a transition exemption under the NYSE rules regarding the requirement that a majority of the Board be independent.
Assessment of Risk, page 103
21.	Your disclosure implies that your board conducted the review mentioned in your response to prior comment 63 and concluded that your compensation programs do not encourage excessive risk taking. Your response to prior comment 63 states that management conducted the review and reached that conclusion. Please reconcile.

Response: The Company advises the Staff that as discussed in the prior response letter, the assessment was conducted by management. The prospectus has been revised under the heading “Assessment of Risk” on page 113 to delete the reference to the Board.
General Background, page 106
22.	We reissue prior comment 64 with respect to the “ranges” for overall compensation mentioned in the second paragraph. Please revise to clarify this “range” and how it relates to the “overall compensation” you pay to your named executive officer.

May 11, 2010
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Response: The prospectus has been revised under the heading “General Background” on page 116 to delete the reference to “ranges” to make the disclosure more clear.
Base Salary, page 107
23.	Please expand your revisions in response to prior comment 65 to clarify where the current base salaries of your named executive officers are in relation to the median.

Response: The prospectus has been revised under the heading “Base Salary” on page 117 to clarify where the current base salaries of its named executive officers are in relation to the median.

24.	We note your revisions in response to prior comment 66. You refer here to a one-time payment of 20% of monthly base salary, but note 1 on page 111 indicates the payment was 30%. Please reconcile. Also, your disclosure here indicates that these payments are included in the “Bonus” column, but note 1 on page 11 indicates that the payments are in the “Salary” column. Please reconcile. Ensure that your revisions clearly identify the amount of the payments you mention for each named executive officer.

Response: The prospectus has been revised in response to the Staff’s comment. The disclosure under the heading “Base Salary” on page 117 has been revised to clarify that there were two bonuses, one for 10% of base salary that was made when salaries were restored and is reported as salary. The second, for 30% of base salary, was for successful completion of the reorganization and is reported as a bonus. The Summary Compensation Table on page 121 has been corrected accordingly.
Cash Incentives, page 108
25.	Please note that prior comment 67 was not limited to your cash incentive program for 2009. Expand your response or revise your disclosure accordingly.

Response: As disclosed on page 118 of the prospectus, there were no targets in place for 2009 and the Company respectfully submits that it should not be required to include historical targets for 2008 or prospective targets for 2010.

2008
     The Company respectfully submits that disclosure of 2008 targets would not provide meaningful information to investors. The Company has undergone substantial change since the end of 2008, including its 2009 reorganization proceedings. Unlike most IPOs, the Company has included three years of compensation information in the Summary Compensation Table. As a result, investors are able to see that no bonuses were paid in 2008. To include additional information regarding targets that were adopted by the Company nearly two and one-half years ago in its prior configuration would provide no useful information to assist investors in evaluating the Company’s 2009 or ongoing compensation program.

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          2010
     The Company respectfully submits that Instruction 2 to Item 402(b) of Regulation S-K does not require disclosure of the actual performance targets for the current year, except to the extent that such performance targets provide material information necessary to an understanding of the prior year’s compensation. Awards under the Company’s Profit Sharing Plan are made on an annual basis and are based on specific performance targets set only for the fiscal year of the award. The incentive awards paid to the Company’s named executive officers under the Profit Sharing Plan in any given year are not affected by the performance targets set in the following year. As a result, disclosure of the confidential targets for the following year’s incentive award is not necessary for a fair understanding of the named executive officer’s compensation for the preceding fiscal year. Consequently, the Company does not believe disclosure of the specific performance criteria and bonus award targets for 2010 is required under Instruction 2 of Item 402(b) of Regulation S-K.
     Beyond the specific requirements of Item 402(b), the Company respectfully submits that disclosure of the Company’s Adjusted EBITDA targets could result in material competitive harm to the Company. The Company operates in a highly competitive industry segment with continuous pressures on pricing and margins. Although the Company seeks to differentiate its products with its research and development initiatives, because the Company is principally supplying products for high volume consumer electronics which are in turn subject to pricing pressures, the Company is subject to continuous price sensitivity. Because of the capital intensive nature of the Company’s business, much of the Company’s strategy must be focused on medium and longer term strategic plans which span over multiple years. As a result, strategies employed during one year often reflect a longer term strategy which is in place for future periods.
     If a competitor or significant customer is able to obtain information about the Company’s Adjusted EBITDA target for the current year, the competitor or customer will be in a position to evaluate that information, alone or in combination with information from other sources, to ascertain the Company’s pricing and/or capacity utilization strategy. For example, the Adjusted EBITDA target might provide information as to whether the Company’s strategy was to focus on more profitable product lines or to grow more rapidly at the expense of shorter term profits. Knowing that, a competitor might take specific pricing or other actions to counter the Company’s strategy. Likewise, a customer might use that information to seek additional leverage in negotiating terms with the Company. As a more specific example, if a competitor or customer is able to determine that the Company did not meet its Adjusted EBITDA target, it may deduce that that the Company is under near term pricing pressure to get back to the Company’s medium or longer term plans. A competitor may seek to use that knowledge to create additional pricing pressure on the Company or to take other competitive actions with knowledge that the Company might be more vulnerable.
     The Company also respectfully submits that the disclosure of the Company’s internal Adjusted EBITDA targets that are the basis for awards not yet earned may be misleading to investors and others and would result in the Company providing guidance to the street about its financial expectations, which places additional burdens on the Company and has unfavorable and unintended consequences. As a public company, the Company will provide periodic information and guidance regarding its business and results of operations. Its targets for incentive award purposes may or may not coincide with the Company’s actual or expected performance and resulting guidance. Investors and others would not have access to all of the information related to the development of those specific internal targets and performance objectives such that disclosure of these may lead investors

May 11, 2010
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and others to make various assumptions about the Company’s business that may not be accurate and lead to confusion regarding the actual expected results. Moreover, if these targets are in the public domain prior to completion of the performance period and the Company fails to achieve them, it is more likely that the Company’s stock price will be more volatile and this could, in turn, adversely affect the Company’s ability to compete for executive talent and could involve the Company in expensive litigation or disputes.
     For all of the reasons above, the Company respectfully submits that it should not be required to include its Adjusted EBITDA targets for 2008 or the current year.
26.	We note your revisions in response to prior comments 68 and 72. Given your disclosure that the discretionary incentive you paid to Mr. Hwang, Ms. Sakai and Mr. McFarland was for the same purpose, please revise to clarify why different amounts were paid to those named executives.

Response: The prospectus has been revised under the heading “Cash Incentives” on page 119 to confirm that the bonuses were determined based upon a subjective assessment of individual contributions.

27.	Please expand your revisions to the last paragraph of this section to disclose whether payments were made for the first fiscal quarter and, if so, the amounts of those payments.

Response: The prospectus has been revised under the heading “Cash Incentives” on page 119 to add disclosure regarding the payment of first quarter bonuses.
Equity Compensation, page 109
28.	We note your revisions in response to prior comment 70; however, it continues to be unclear from your disclosure how you determined the relative proportion of options and restricted unit granted to your named executives. It is similarly unclear how you determined the amounts of restricted units to award to each named executive. We note the vague reference to providing an “embedded value” but it is unclear what that value was or how it was determined. Please revise.

Response: As described in the prospectus, the Company advises the Staff that the number of options were determined based upon peer group data. The prospectus has been revised under the heading “Equity Compensation” on page 120 to clarify that the number of units granted was a subjective determination unrelated to the option grants, to describe what was meant by embedded value and to provide a cross reference to the table with the details of each grant.
Summary Compensation Table, page 111
29.	We note your response to prior comment 74. If the “bonus” for Mr. Rowe was fixed in amount, non-discretionary and subject only to his continued employment, it is unclear why it does not represent “ongoing base compensation.” Similarly, if the “bonus” you paid to Mr. Park mentioned in note 4 and in Exhibit 10.27 was fixed, non-discretionary and subject only to his

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continued employment, it is unclear why that payment is reflected in the “Bonus” column. Please expand your response or revise, as appropriate.

Response: The Summary Compensation Table has been revised on page 121 to include the bonus amounts in the salary column.
Pension Benefits..., page 122
30.	Please expand the disclosure added in response to prior comment 77 to quantify the amount of the accrual resulting from the multiplier you note.

Response: The prospectus has been revised under the heading “Pension Benefits...” on page 133 to disclose the amount of the accrual resulting from the multiplier.
Selling Stockholders, page 125
31.	Please expand the revisions in response to prior comment 79 to disclose the price per unit paid in the offering you mention, and the effective price per share paid by Avenue including the additional shares it acquired under the backstop commitment referenced in your disclosure. Also, when you complete the blanks in your table, please ensure it is clear from your disclosure which offered shares are registered for resale. For example, if a selling stockholder is offering all of the shares related to your floating rate notes and a portion of the shares related to the offering you mention, please make that clear.

Response: The Company notes the Staff’s comment. The prospectus has been revised under the heading “Principal and Selling Stockholders” beginning on page 136 to disclose the price per unit paid in the rights offering. With respect to disclosure of the effective price paid by Avenue for its common units purchased in the rights offering, the Company believes that although Avenue did not pay cash consideration for the common units issued to Avenue in consideration for the backstop commitment (the “Backstop Units”), such Backstop Units were issued for value in consideration of Avenue’s backstop commitment at a per unit value of $0.14, the per unit purchase price of the common units sold in the rights offering pursuant to the Company’s plan of reorganization and the terms of the backstop commitment. To clarify this point, the prospectus has been revised under the heading “Principal and Selling Stockholders” on page 136 to disclose that no cash consideration was paid by Avenue for the Backstop Units.

As stated in the prospectus, the selling stockholders originally obtained their shares in (i) the rights offering under the Company’s Chapter 11 reorganization and/or (ii) from the satisfaction of claims related to the Company’s Floating Rate Notes, 6 7/8% Notes or Subordinated Notes (the “Prior Notes”). Further, only holders of common stock obtained in the Company’s Chapter 11 reorganization have registration rights and therefore no shares of common stock issued upon exercise of options or common stock originating from grants under the Company’s 2009 Common Unit Plan will be sold by a selling stockholder in the offering. To clarify the origin of the shares to be sold by selling stockholders in the offering, the prospectus has been revised under the heading “Principal and Selling Stockholders” on page 136 to disclose that the shares to be sold by the selling stockholders were originally obtained only in the rights offering and/or from the satisfaction of claims related to the Prior Notes. The Company notes that it will be impractical to disclose the exact mix of

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shares to be sold by a particular selling stockholder prior to the launch of the transaction because (i) selling stockholders will most likely sell a combination of shares originally obtained in the rights offering and shares originally obtained from the satisfaction of claims related to the Prior Notes and such determination will not be made until the launch of the transaction when the final number of shares to be sold by the selling stockholders is determined and (ii) with respect to common stock issued in satisfaction of claims related to the Prior Notes, it would be difficult to determine the specific type of Prior Note from which the offered shares originated because, in many cases, such shares have been comingled into a single book-entry account.
Certain Relationships and Related Transactions, page 130
32.	Please ensure that the full scope of your related-party transactions is clear from your disclosure. For example, it is unclear what amount Avenue received upon repayment of the senior secured credit agreement. It is similarly unclear what amount each of your affiliate unitholders received from the proceeds of your senior note offering. Please revise.

Response: The Company notes the Staff’s comment. The prospectus has been revised under the heading “Certain Relationships and Related Transactions—Senior Debt” on page 140 to disclose the amount Avenue received upon repayment of the Company’s senior secured credit agreement.

With regard to amounts received by the Company’s affiliates from the proceeds of the Company’s senior note offering in connection with the Company’s $130.7 million cash distribution to its unitholders, the Company respectfully submits that it has not disclosed specific distribution amounts in accordance with Instruction 7.c. to Item 404(a) of Regulation S-K, which provides that disclosure need not be provided regarding a transaction with related persons if “[t]he interest of the related person arises solely from the ownership of a class of equity securities of the registrant and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis.” The distribution by the Company was made on a pro rata basis to all holders of record of the Company’s common units. The Company has, however, revised the prospectus under the heading “Dividend Policy” on page 35 to disclose that the Company made a $130.7 million cash distribution to its unitholders using proceeds from the Company’s senior note offering, representing a per common unit distribution of $0.4254.

33.	Please reconcile your response to prior comment 82 that the purpose of the offering is to allow all equity holders to benefit with your disclosure on page 138 that the purpose is to allow only the selling stockholders to benefit.

Response: The prospectus has been revised under the heading “Description of Depositary Shares” on page 148 to clarify that the preferred tax treatment applies to all unitholders, whether or not they participate as selling stockholders.
Rule 144, page 144
34.	Please note that prior comment 92 related to what extent, if any, your disclosure addressed how the time periods in Rule 144 are impacted by the 45-day period mentioned in your disclosure. For example, does the six month and one-year periods you mention include or

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exclude those 45 days? Please expand your response accordingly and cite all authority on which you rely.

Response: The Company notes the Staff’s comment and advises the Staff that the disclosure under the heading “Rule 144” does not address the depositary shares and underlying common stock registered under the Registration statement, but addresses its outstanding common stock not sold in the offering, the resale of which will not be affected by the 45-day period during which the depositary shares will be outstanding.
Material U.S. Federal Income Tax Consequences, page 146
35.	We your revisions in response to prior comments 89 and 93 and the repeated statements as to what the depositary shares “should” represent, which appears to simply move the equivocal term that was mentioned in prior comment 89 to this section. If counsel is able to opine on a matter but doubt exists because of a lack of relevant authority or otherwise, you may use the term “should” to make it clear that the opinion is subject to a degree of uncertainty. In such cases, you should explain why counsel cannot give a “will” opinion, describe the degree of uncertainty in the opinion, and provide risk factor and/or other appropriate disclosure setting forth the risks to investors. If, in contrast, your counsel is not able to opine on a material tax matter, please say so directly, disclose why counsel is not able to provide the opinion, and state the possible outcomes and risks to investors of that tax consequence. Where you are unable to provide unequivocal disclosure regarding the tax consequences throughout this section, please revise your disclosure accordingly.

Response: The prospectus has been revised under the heading “Material U.S. Federal Income Tax Consequences” on page 156 to disclose the absence of legal authority directly addressing the cancellation of depositary shares and the issuance of a credit for the number of shares represented by the cancelled depositary shares, the degree of uncertainty, and risks to the investors.
Underwriting, page 150
36.	Refer to page 153. Revise to clarify the amount of senior notes purchased by each entity you mention and disclose the registration and exchange rights mentioned on page 141 and in Exhibit 4.4. Also revise to disclose the amounts those entities received upon repayment of your senior secured credit facilities.

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Response: The prospectus has been revised under the heading “Underwriting” beginning on page 164 to disclose the amount of senior notes purchased by the entities mentioned, the registration and exchange rights and the amounts repaid under the senior secured credit facility to affiliates of the entities mentioned.
Financial Statements, page F-1
Note 3. Fresh Start Reporting, page F-11
37.	Please refer to our prior comment 96. Please cite the applicable GAAP accounting guidance that provides for the use of an alpha factor as part of your determination of a discount rate. In this regard, please revise your disclosure to further define ‘alpha factor.’

Response: The Company respectfully advises the Staff that ‘alpha factor’ represents a risk premium that an investor (market participant) would require for an investment in a company just emerging from bankruptcy and was applied in accordance with the guidance in ASC 820-10-55-6 and 8. As the Company emerged from bankruptcy, it had many of the characteristics of a distressed company, including uncertainty surrounding its future performance, continued economic viability, and maintenance of its customer relationships. Therefore, a risk premium was incorporated in the determination of a discount rate to better reflect the return of an investment with those specific risk characteristics.

The Company has removed the term ‘alpha factor’ and revised its disclosure in response to the Staff’s comment to clarify the use of the alpha factor as a risk premium in its determination of a discount rate under the heading “Discount rate” on page F-28.
Note 4. Summary of Significant Accounting Policies, page F-16
Licensed Patents and Technologies, page F-23
38.	Please refer to our prior comment 102. We note from your response that a significant portion of your royalties expenses are included in SG&A expenses. As previously requested, please revise the filing to disclose where you present royalty expense charges in your income statement.

Response: The prospectus has been revised under the heading “Licensed Patents and Technologies” on page F-39.
Subsequent Events, page F-58
39.	We see from your disclosure on page 30 that you may not have sufficient funds to make payments on the notes if MagnaChip Korea is prevented from making payments under its intercompany loans due to restrictions on payments of foreign currency or based on its ability to pay dividends in excess of statutory limitations. Tell us how your auditors considered this fact in conjunction with the presentation of your financial statements. Include in your discussion your consideration of Rules 4-08(e) and 12-04 of Regulation S-X as well as SAB Topic 6.K.2.

May 11, 2010
Page Fifteen
Response: The Company respectfully advises the Staff that the Company believes that its disclosure in a risk factor of the potential limitations on MagnaChip Korea’s ability to make distributions as discussed on page 29 of the prospectus does not result in a requirement to present parent company footnote and/or schedule disclosure for restricted net assets under the guidance of Rules 4-08(e) and 12-04 of Regulation S-X as well as SAB Topic 6.K.2.

The first potential restriction disclosed on page 29 references that MagnaChip Korea might be prevented from making payments under its intercompany loans due to potential restrictions on payments of foreign currency, under the Korean Foreign Exchange Transaction Act, only when events such as natural calamities, wars, conflict of arms, grave and sudden changes in domestic or foreign conditions, or other similar situations occur. At December 31, 2009, 2008 and 2007, none of these events had occurred and as such, no restrictions existed as to the ability of MagnaChip Korea to make payments on its intercompany loans at that time.

With regard to limitations on the Company’s ability to pay dividends in excess of statutory limitations, the Company’s disclosure on page 29 of the prospectus states that MagnaChip Korea will not make dividends if it has an insufficient amount of retained earnings in accordance with the provisions in its articles of incorporation. Currently, MagnaChip Korea has a significant accumulated deficit and has no ability to pay dividends to the Company, its parent. However, based on the guidance of Question 3 in SAB Topic 6.K.2, as MagnaChip Korea has an excess of liabilities over assets as of December 31, 2009, 2008 and 2007, MagnaChip Korea has no restricted net assets for purposes of the 25% threshold test and the Company concluded that a parent company footnote and schedule disclosure for restricted net assets is not necessary.

Given there are no restrictions on MagnaChip Korea’s ability to make payments on its intercompany loans at December 31, 2009, 2008 and 2007, there are no restricted assets for purposes of the guidance referenced above and therefore no additional disclosure or schedules are required under the guidance referenced above.

The Company’s auditors concur with the Company’s assessment.

40.	We see that on April 9, 2010 your subsidiary completed the sale of $250 million in aggregate principal amount of 10.500% senior notes due 2018 and $130.7 million of the proceeds was used to make a distribution to the Company’s unitholders. Given the referenced post-balance sheet date distribution, please tell us if you plan to present the pro forma per share disclosures outlined in SAB Topic 1.B.3. If not, please explain.

Response: The Company respectfully advises the Staff that the Company will present pro forma earnings per share (“EPS”) information in the Registration Statement once the mid-point of the IPO price range is available and the conversion ratio is determined. Pro forma EPS information will be presented in the consolidated statements of operations for the three months ended March 31, 2010 and the two-month period ended December 31, 2009. The Company will not present pro forma EPS for the Predecessor period (e.g. the ten-month period ended October 25, 2009) since the distribution made in April 2010 is unrelated to the Predecessor Company periods and as the ratio used to convert LLC units to capital stock cannot be applied to the Predecessor Company given the changes in the capital structure following the Company’s emergence from its reorganization proceedings.

May 11, 2010
Page Sixteen
For the Staff’s reference, the Company plans to present the pro forma EPS disclosure set forth below.

On the statements of operations and in the selected and summary historical data (labeled Pro Forma Unaudited) for the below periods:

	Three Months	Two-Month Period
	Ended	Ended December
	March 31, 2010	31, 2009
Unaudited pro forma-basic and diluted earnings (loss) per share	$xx.xx	$(xx.xx)
As a footnote to the selected and summary historical data and in footnote 27 of the audited consolidated financial statements and footnote 20 of the unaudited interim consolidated financial statements:

Pro forma earnings per share — as adjusted for distributions in excess of earnings includes million additional shares that represent, in accordance with Staff Accounting Bulletin Topic 1.B.3, the number of shares sold in this offering, the proceeds of which are assumed for purposes of this calculation to have been used to pay distribution in excess of earnings during the most recently completed interim period, the three months ended March 31, 2010 and the most recent fiscal period, the two-month period ended December 31, 2009. The calculation assumes an initial offering price of $ per share, the mid-point of the price range on the cover page of this prospectus. The distribution and assumed number of additional shares issued to pay distribution in excess of earnings for the three months ended March 31, 2010 and the two-month period ended December 31, 2009 are as follows:

	Three Months	Two-Month Period
	Ended	Ended December 31,
	March 31, 2010	2009
Distribution paid:
From proceeds of the $250 million senior notes	$99.6	$130.7

Distribution in excess of earnings	$99.6	$130.7
Assumed initial offering price per share	$	$
Assumed additional number of shares issued to fund dividends in excess of earnings
Exhibits
41.	We note that in response to prior comments 111 and 113, you have requested confidential treatment for portions of Exhibits 10.5 and 10.54. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement. Also, please provide us with the supplemental materials mentioned in your response to that comment.

May 11, 2010
Page Seventeen
Response: The Company notes the Staff’s comment. The information requested will be provided to the Staff supplementally.
* * * * *
          If you have any questions, please feel free to contact the undersigned by telephone at 650-833-2263 (or by facsimile at 650-687-1240) or Peter M. Astiz at 650-833-2036 (or by facsimile at 650-687-1159). Thank you for your cooperation and attention to this matter.
Very truly yours,
DLA Piper LLP (US)
/s/ Micheal Reagan
Micheal Reagan
Partner

cc:	Julie Sherman, SEC
Jay Webb, SEC
Geoffrey Kruczek, SEC
John McFarland, MagnaChip Semiconductor
Peter M. Astiz, Esq., DLA Piper LLP (US)
Khoa D. Do, Esq., DLA Piper LLP (US)
Kirk A. Davenport, III, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP